Writer's Direct Number	Writer's E-mail Address
212.756.2709	kristen.poole@srz.com

March 23, 2015

VIA EDGAR AND ELECTRONIC MAIL

Mr. Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington D.C. 20549-3628

Re:	Associated Estates Realty Corporation (the "Company")
Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed November 17, 2014 and January 28 and February 27, 2015
Filed by Land & Buildings Investment Management, LLC, et al.
File No. 1-12486

Dear Mr. Hindin:

On behalf of Land & Buildings Investment Management, LLC and its affiliates (collectively, "Land & Buildings"), Charles M. Elson and R. Scot Sellers (each, a "Filing Person" and collectively with Land & Buildings, the "Filing Persons"), we are responding to your letter dated March 13, 2015 (the "SEC Comment Letter") in connection with the soliciting material under Rule 14a-12 filed on Schedule 14A on November 17, 2014, January 28, 2015 and February 27, 2015. We have reviewed the comments of the staff of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Soliciting Materials Filed November 17, 2014

1.	Refer to the statement "[r]educe bloated G&A expense that has been amplified by the multiple Friedman family members on the dole." Emphasis added. Please either provide support for the conclusion that the employment of Friedman family members has particularly amplified G&A expense, as compared to what G&A expense would be if others held such positions, or avoid making this or similar statements in future filing.

1

In response to your comment, the Filing Persons respectfully note that the above statement was made in reference to the Company's fiscal year 2013 general & administrative ("G&A") expense, which includes executive compensation. That particular fiscal year was chosen because it was the last fiscal year prior to Land & Buildings' public involvement with the Company.

Land & Buildings believes that the employment of multiple Friedman family members with the Company, and the engagement of entities controlled by Friedman family members, are a partial cause of the increase in the Company's G&A expense, as a percentage of revenue, from 9.1% in 2011 to 10.7% in 2013. In comparison, proxy peers' G&A expense, as a percentage of revenue, declined from 4.7% in 2011 to 4.0% in 2013.

Specifically, Land & Buildings believes that the Company's employment of multiple Friedman family members had the following amplifying effects on the aforementioned growth in the Company's G&A expense:

•	Jason A. Friedman, the Company's Senior Vice President of Acquisitions and Development ("Jason Friedman") and son of Jeffrey I. Friedman, the Company's Chief Executive Officer and Chairman of the Board of Directors ("Jeff Friedman"), was the sole named executive officer to receive a base salary increase or an increase to potential incentive pay in 2013 and 2014, as discussed below:
o	As disclosed in the Company's proxy statement in connection with the 2014 annual meeting of stockholders, filed with the Commission on March 28, 2014 (the "2014 Proxy Statement"), the Compensation Committee of the Board of Directors (the "Board") determined that "an increase to [Jason Friedman's] base compensation from $250,000 to $275,000 annually, an increase to his target participation on the Annual Incentive Plan from 70% to 80% of base salary, and an increase to his target participation on the single-year-component of the [Long Term Incentive Plan] was appropriate. In all other respects, the [Compensation] Committee determined to maintain base salaries, target participation in the Annual Incentive Plan, and the single-year-component of the [Long Term Incentive Plan] for the named executive officers in 2014 in the same amounts and percentages as in effect in 2013."
o	As disclosed in the Company's proxy statement in connection with the 2013 annual meeting of stockholders, filed with the Commission on March 28, 2013,the Compensation Committee determined that "an increase to [Jason Friedman's] target participation for the Annual Incentive Plan was appropriate, moving him from a target of 60% to 70% of base salary. In all other respects, the [Compensation] Committee determined to maintain base salaries, target participation in the Annual Incentive Plan, and single-year component of the [Long Term Incentive Plan] for the named executive officers in 2013 in the same amounts and percentages as were in effect in 2012."

2

•	In 2013, compensation paid to the Company's top five executives, which included Jeff and Jason Friedman, was nearly 5% of the Company's revenue, compared to an average of 1.4% for the top executives of the Company's publicly-traded proxy peers in 2013. Furthermore, Chief Executive Officer compensation (i.e., Jeff Friedman's compensation), as a percentage of revenue, was more than four times larger than that of the Company's same proxy peers (2.1%, as compared to 0.5%) and 50% higher than similarly-sized real estate investment trusts ("REITs") on average across all sectors, as calculated by Land & Buildings using similarly-sized REITs (defined as U.S. REITs with enterprise values of between $1.5 and $2.5 billion as of December 31, 2013).
•	Matthew Friedman, who is also Jeff Friedman's son, is the owner of Hancock Real Estate Strategies ("HRES"), an investment real estate brokerage and advisory firm that provides certain real estate brokerage services to the Company. As disclosed in the 2014 Proxy Statement, HRES, in fiscal year 2013, received compensation totaling $1,105,136 for representation in transactions whose aggregate value was $130.9 million. This is approximately 0.8% of the aggregate value of such transactions. In contrast, following Land & Buildings' public involvement with the Company in 2014, including its efforts to shed light on what it believes to be the excessive compensation paid to Friedman family members, HRES received compensation totaling $399,200 for representation in transactions whose aggregate value was $69,070,000, as disclosed in the Company's preliminary proxy statement in connection with the Company's 2015 annual meeting of stockholders, filed with the Commission on March 16, 2015 (the "2015 Preliminary Proxy Statement"). This is approximately 0.6% of the aggregate value of such transactions, which is a 25% reduction in the compensation-to-transaction-value ratio from the preceding year. Based on the disproportionate alignment between the value of the work performed by HRES and the compensation it received in fiscal year 2013 and 2014, Land & Buildings believes the improvement in such misalignment in 2014 serves as additional evidence that, prior to that time, the Company's G&A expense was "bloated."

Land & Buildings believes that the Friedmans' close ties to Company management and the Board resulted in disproportionately large—as compared to the Company's proxy peers'—executive compensation. This excessive compensation, in turn, led to a "bloated" G&A expense.

Moreover, Land & Buildings believes that its public involvement in the Company, which began in fiscal year 2014, as well as the investment private equity firm Kohlberg, Kravis, Roberts & Co. made in the Company and publicly disclosed in 2013, contributed to a significant year-after-year decrease in compensation for Company insiders Jeff and Jason Friedman, as well as Matthew Friedman. Land & Buildings believes that such public efforts to shed light on the Friedman family's amplifying effect on the Company's G&A expense resulted in the following compensation changes, all of which took place in fiscal year 2014 and led to a reduced G&A expense during such year:

3

•	Total compensation for Jeff and Jason Friedman and HRES (as a third-party service provider owned by Matthew Friedman) declined 37.2% from an aggregate of approximately $5.9 million in 2013 to an aggregate of approximately $3.7 million in 2014, as disclosed in the 2014 Proxy Statement and the 2015 Preliminary Proxy Statement. Specifically, Jeff Friedman's compensation declined by 36%, Jason Friedman's compensation declined by 8%, and HRES's compensation declined by 64%.
•	In 2014, HRES earned brokerage fees which represented less than 60 basis points of the aggregate transaction value for which such fees were earned, while in 2013 the commission rate was higher than 80 basis points.
•	During 2014, the Compensation Committee engaged FPL Associates, a division of FPL Advisory Group LLC, a nationally-recognized third party compensation consulting firm, to evaluate the Company's compensation. The Company later adopted a "size-based" peer group to serve as the primary benchmark in determining executive compensation. This new benchmark better accommodates the Company's relatively small size compared to other public multifamily REITs. Land & Buildings believes this to be an implicit admission that the Company's prior benchmark allowed for the overpayment of executives, specifically Jeff and Jason Friedman.

For the reasons stated in this response, Land & Buildings believes that the employment of multiple Friedman family members by the Company and the engagement of entities controlled by Friedman family members "bloated" the Company's G&A expense in a manner that would not have occurred but for the Friedman family members' involvement.

2.	Refer to the statement "[h]alt further equity issuances below NAV except in the most extenuating of circumstances." Please provide support for the implication that the Company has issued or plans to issue equity below NAV. Please also disclose such support in future filings that include this or similar statements. Such disclosure should include the specific NAV and equity issuance prices referenced and how the NAV was calculated.

In response to your comment, the Filing Persons note that the support for the implication that the Company has issued equity below net asset value ("NAV") stems from an analysis of the Company's historical data prepared for Land & Buildings by Green Street Advisors, LLC ("Green Street"), an industry leader in real estate and REIT research.

Attached hereto as Exhibit A is supplemental material supporting the foregoing implication in the form of a chart setting forth the Company's past equity issuances and, for each such issuance, the issuance price, Green Street's calculated NAV (rounded to the nearest dollar), and each of the relative discount of such equity issuance to NAV. As illustrated in Exhibit A, from January 2010 to May 2013, the Company issued equity at a 22% weighted average discount to NAV, according to Green Street's analysis.

4

Soliciting Materials Filed January 28, 2015

3.	Refer to the statement on slide 11 "[e]stimated $1,000 in turn costs makes it difficult to maximize revenue with three-month leases." Please provide support for how the turn costs estimate was calculated. Please also disclose such support in future filings that include this or similar statements.

In response to your comment, the Filing Persons respectfully note that the turn costs estimate was calculated based on Land & Buildings' extensive, first-hand experience with operating apartment buildings and administering similar leases. Specifically, the following items, which are typical turn cost expenditures, were considered in calculating the aforementioned estimate:

•	Painting: $200
•	Carpet cleaning: $100
•	General cleaning of unit: $150
•	Carpet/vinyl replacement: $1,500 (replaced in approximately 20% of turns, or $300 on average per unit)
•	Preparing unit for new resident move-in: $200
•	Miscellaneous replacement costs (e.g., repairs, replacements): $50 to $75

In addition, the Filing Persons hereby confirm that they will disclose such support in future filings that include the foregoing statement or similar statements.

4.	Refer to the statement on slide 12 "The Edge at Flagler Village is an A+ asset in lease-up in a red hot Fort Lauderdale market, but AEC is bafflingly offering concessions." It is our understanding that AEC does not currently own the Fort Lauderdale property and therefore does not control the rent. Please either provide support for the conclusion that AEC can offer such concessions or correct this disclosure in future soliciting material.

In response to your comment, the Filing Persons kindly note that, although the Company does not presently own Edge at Flagler Village (the "Property"), the Company is under contract to purchase the Property. John T. Shannon, Senior Vice President of Operations at the Company, previously stated during the Company's Third Quarter 2014 Earnings Conference Call that the acquisition of the Property is expected to close in mid-2015.

5

Moreover, the Company presently manages the Property. Managers of real estate assets, particularly managers under contract to make an acquisition of such assets, typically control the leasing and rental rates of such assets. Land & Buildings was and remains unable to locate any other managers or leasing agents on the Property's website. In fact, the Property's website states that the Property is managed by "AFMC, Inc., an Associated Estates affiliated company." Additionally, the Company's logo is displayed on the Property's website. A copy of the relevant page of the Property's website is attached hereto as Exhibit B.

These associative factors, coupled with the Company's stated purpose of acquiring the Property in the near future, served as the basis for the aforementioned statement implying that the Company controlled rent and the ability to make relevant concessions with respect to the Property. As such, the Filing Persons do not believe that any corrective disclosure is required in response to this comment.

Soliciting Materials Filed February 27, 2015

5.	Refer to the statement under the caption "Potential Upside for Shareholders" regarding a $31 per share NAV and a $37 per share fair value. SEC Release 34-16833 (May 23, 1980) indicates that valuation claims included in proxy materials be made "in good faith and on a reasonable basis and [be] accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values." Please provide us with the basis for all such estimates including any assumptions, qualifications or limitations. In addition, please confirm that the next solicitation subject to becoming a publicly-filed communication will include the basis for such estimates in accordance with the cited interpretive release, or advise.

In response to your comment, the Filing Persons respectfully note that the basis for all such estimates, including any assumptions, qualifications or limitations have been provided in the investor presentation filed as Soliciting Materials on Schedule 14A with the Commission on January 28, 2015. Copies of the relevant slides and footnotes are attached hereto as Exhibit C.

Specifically, the slides present what Land & Buildings believes to be the Company's areas of underperformance. The slides further demonstrate the value that Land & Buildings believes will be added to the Company's NAV as a result of the election of Land & Buildings nominees as directors of the Company. The slides illustrate the estimates and assumptions that led to Land & Buildings' good faith belief that the election of its slate of nominees will increase the Company's NAV from $31 per share to $37 per share.

In addition, the Filing Persons hereby confirm that the next solicitation subject to becoming a publicly-filed communication will include the basis for such estimates in accordance with the cited interpretive release.

6

***

In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the SEC Comment Letter. The Filing Persons acknowledge that the Division of Enforcement has access to all information the Filing Persons provide to the staff of the Division of Corporation Finance in its review of the Filing Persons filings or in response to comments on filings. Please direct additional comments to me at (212) 756-2709 or David Rosewater at (212) 756-2208.

Very truly yours,

/s/ Kristen Poole
Kristen Poole

Each of the undersigned (each a "filing person") hereby acknowledges that (i) the filing person is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: March 23, 2015

LAND & BUILDINGS INVESTMENT
MANAGEMENT, LLC

By:	/s/ Jonathan Litt
Name: Jonathan Litt
Title: Chief Investment Officer

LAND & BUILDINGS CAPITAL GROWTH FUND, L.P.

By:	/s/ Jonathan Litt
Name: Jonathan Litt
Title: Chief Investment Officer

/s/ Jonathan Litt
Jonathan Litt

/s/ Charles M. Elson
Charles M. Elson

/s/ R. Scot Sellers
R. Scot Sellers

EXHIBIT A

A-1

EXHIBIT B

THE edge AT FLAGLER VILLAGE

866-962-3423

- FLOORPLANS
- FEATURES
- GALLERY
- LOCATION
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- RESIDENTS
- CONTACT

LUXURY LIVING | LIVE EDGE

corner of NE 5th Street and Federal Highway, adjacent to The Fresh Market and five blocks north of historic Las Olas Boulevard, which offers high-end, boutique shopping and fine dining. The collection of amenities and features at The Edge will appeal to residents who desire a socially active lifestyle without sacrificing privacy and sophistication.

Managed by AFMC, Inc, an Associated Estates affiliated company.

TAKE A VIRTUAL TOUR

Immerse yourself in high-end design and our LiveEdge philosophy. Make an appointment today.

WATCH THE VIDEO

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CONTACT

p: 866-962-3423
e: Email Us
475 North Federal Highway
Fort Lauderdale, FL
33301

OFFICE HOURS

Mon - Fri: 9:00 am - 6:00 pm
Saturday: 10:00 am - 5:00 pm
Sunday: 12:00 pm - 5:00 pm

Mobile Site Terms of Use

http://www.edgeflaglervillage.com/ 1/1

B-1

EXHIBIT C

Data Supports Contention AEC is a Poor Operator in Competitive Apartment Markets

LANDandBUILDINGS

- **AEC has cumulatively underperformed its public peers net operating income growth by 900bps since 2011 in overlapping geographies**
  - Atlanta and Southeast Florida have both been stand-out markets for apartment rental growth since 2011, but Associated Estates has badly lagged its public peers, underperforming same-store NOI growth cumulatively by 1,300bps and 1,400bps respectively
  - In Washington DC and Northern Virginia, AEC's portfolio has been more insulated against the significant ramp up in new multifamily supply relative to inside the beltway focused peers, yet AEC was not able to outperform despite this advantage

Cumulative Same-Store NOI Growth 2011 - 2014 YTD

Company	Atlanta	DC/Northern VA	Southeast FL	Average
Associated Estates	19%	14%	17%	**17%**
Proxy Peers	32%	14%	31%	**26%**
AEC UNDERPERFORMANCE	**-13%**	**0%**	**-14%**	**-9%**

LANDandBUILDINGS

Source: Land and Buildings estimates, Company reports
Notes: Proxy peer growth calculated using a straight average of annual same-store NOI and compounding growth. Atlanta peers are AIV, CPT, EQR, MAA & PPS; DC/Northern VA peers are AIV (Washington - NoVa – MD), AVB (Washington Metro), CPT (DC Metro), EQR (Washington DC),

Notes (cont'd): HME (Washington DC), PPS (Washington DC), & UDR (Metro DC); Southeast FL peers are AIV (Miami), CPT (Southeast FL), EQR (South Florida), HME (Southeast Florida), and MAA (South Florida); 2014 represents first three quarters

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C-1

AEC Net Asset Value: Significant Upside

LANDandBUILDINGS

- **$37 Fair Value with L&B Board Nominees**
  - Recovery of cumulative 900bps NOI underperformance of past 4 years relative to proxy peers in same geographies
  - 10% blue-chip premium in-line with high-quality traditional property REITs
  - 5.7% applied cap rate determined through property due diligence in conjunction with multifamily real estate brokers, private investors and other third party consultants
  - Cap rate assumed is ~20bps lower than last published NAV estimate as boots on the ground have discovered that cap rates have compressed further

L&B Estimated Fair Value	**$37**
Current Share Price	*$24.98*
Upside to Fair Value	**49%**
Forward In-Place Net Operating Income	$120,962
Recovery of 900bps of Underperformance	*$10,887*
Stabilized Net Operating Income	$131,848
Applied Cap Rate	*5.7%*
Private Market Value of Properties	**$2,329,653**
Cash	$99,399
Construction in Progress/Land	$172,836
Development Value Creation	$148,872
Other Assets	$18,005
Total Assets	**$2,768,765**
Debt	($729,324)
Other Liabilities	($69,683)
Total Liabilities	**($799,007)**
Net Asset Value	$1,969,758
NAV with 10% Blue-Chip Premium	**$2,166,733**
Common Shares/OP Units Outstanding	58,033
L&B Estimated Fair Value	***$37***

LANDandBUILDINGS

Notes: Balance sheet data as of end of third quarter 2014; All numbers in thousands except per share and percentage figures; Forward In-place NOI is 3Q14 annualized and assumes 4% forward NOI growth, includes a 2.4% property management fee and deducts $250 of maintenance capex per unit; "Development Value Creation" calculated by assuming a 6.4% average

Notes (cont'd): stabilized yield on $415 million of development spend, a 4.5% market cap rate and discounting the development profit to current dollars; Next 12 months cash generation assumed to be $70 million

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C-2

AEC Fair Value Bridge
LANDandBUILDINGS

AEC Fair Value of $37 with L&B Board Nominees

$40
$38
$36
$34
$32
$30
$28
$26
$24
$22
$20
Current NAV
$31
$31
$3
Recovery of
900bps NOI
Underperformance
$3
AEC Achieves
10% Blue-Chip
Premium
Fair Value with
L&B Nominees
$37
$6
$31

LANDandBUILDINGS
< 20 >

Please email questions and comments to:
AEC-REALCHANGE@landandbuildings.com

C-3

AEC Apartments Merit a 5.7% Cap Rate

LANDandBUILDINGS

- **AEC apartment portfolio is Class A quality and warrants a 5.7% cap rate**
  - L&B believes investors currently misunderstand the high quality and diverse geographic make-up of AEC's portfolio and therefore are not valuing it correctly in the public markets

Portfolio Breakdown						
Market	**Units**	**% of NOI**	**Avg. Rent**	**Age**	**Grade**	**Cap Rate**
Virginia	2,136	21.2%	$1,510	8	B+	5.5%
Southeast Florida	1,594	14.2%	$1,470	16	A-	5.3%
Michigan	2,216	13.4%	$1,030	21	A-	7.0%
Cleveland	1,303	10.0%	$1,250	19	A	6.4%
Raleigh-Durham	1,109	9.3%	$1,211	7	A+	4.8%
Columbus	1,581	9.3%	$1,040	23	A	6.4%
Dallas	1,093	7.6%	$1,206	10	A	5.3%
Indianapolis	836	4.8%	$981	18	A	6.4%
Metro DC	250	3.5%	$2,134	6	A-	4.6%
Charlotte	562	4.4%	n/a	n/a	B+	5.8%
Atlanta	354	2.3%	$1,186	22	B+	5.3%
Total	**13,034**	**100%**	**$1,238**	**16**	**A/A-**	**5.7%**

LANDandBUILDINGS

Source: Land and Buildings estimates, Bloomberg, Company reports
Notes: All AEC asset cap rates and grades are Land and Buildings estimates; Occupancy, Monthly Property Revenue Per Occupied Unit ("Avg. Rent") and Average Age ("Age") are based on same community disclosures as of third quarter 2014

< 21 >

C-4

CBRE: Class A Apartment Cap Rates Rarely Exceed 6% Range

LANDandBUILDINGS

- **CBRE private market cap rate transaction data from 1H14 shows a low cap rate environment across all regions, including those seen as "non-core" by public investors**
  - Class A suburban multifamily assets across Cleveland, Columbus and Detroit all generally trade in 6's, a fact likely not well understood by public REIT investors
  - Class A suburban multifamily assets across the sunbelt, DC/Virginia and Southeast Florida trade in the 5's and 4's
  - Gables, a TX/sunbelt and DC/VA-focused Class A apartment portfolio, sold for $3.2 billion in early January 2015 for a sub-5% cap rate
  - ***Cap rates have likely compressed by 25bps or more since the first half of 2014 as supported by transactional data and L&B due diligence***
    - On January 23, 2015, Green Street Advisors[1] lowered its apartment cap rates ~25bps and increased apartment NAVs 7%

CBRE Suburban Apartment Cap Rates		AEC NOI
City	**Class A**	**Exposure**
Atlanta	5.00 - 5.50	2.3%
Charlotte	5.00 - 5.25	4.4%
Cleveland	6.75 - 7.00	10.0%
Columbus	6.00 - 6.50	9.3%
Dallas	5.25 - 5.75	7.6%
Detroit	6.75 - 7.50	13.4%
Indianapolis	6.00 - 6.50	4.8%
Miami	4.50 - 5.25	14.2%
Raleigh-Durham	5.00 - 5.25	9.3%
Washington DC/VA	4.75 - 5.75	24.7%
Weighted Average	**5.8%**	**100%**

LANDandBUILDINGS

Source: Land and Buildings estimates, Company reports, Wall Street Research, CBRE Cap Rate Survey First Half 2014

Notes: CBRE cap rate ranges are based on an estimated NOI derived by annualizing the last 90 days of revenue and subtracting buyer's estimated stabilized year-one expenses after adjustments for real estate taxes & reserves.

1. *Green Street Advisors has been an industry leader in real estate and REIT research for over 25 years. Greenwich Associates rated Green Street Advisors #1 in five categories including first place in Best Industry Knowledge and Best Original Research for the last six years in a row.*

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C-5